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                      January 5, 2023

       Karl Kan Zhang
       Chairman of the Board and Chief Technology Officer
       CooTek(Cayman)Inc.
       9-11F, T2, No.16 Lane 399 Xinlong Road, Minhang District
       Shanghai, 201101
       People's Republic of China

                                                        Re: CooTek(Cayman)Inc.
                                                            Forms 20-F and
20-F/A for the Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022 and December 22, 2022, respectively
                                                            File No. 001-38665

       Dear Karl Kan Zhang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology
       cc:                                              Haiping Li